ALZAMEND NEURO, INC.

3480 Peachtree Road NE

Second Floor, Suite 103

Atlanta, GA 30326

March 27, 2025

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Jessica Dickerson and Joshua Gorsky

Re:	Alzamend Neuro, Inc.

Registration Statement on Form S-3

Filed March 13, 2025

File No. 333-285788

Dear Ms. Dickerson and Mr. Gorsky:

Alzamend Neuro, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 21, 2025 (the “Comment Letter”) relating to the Registration Statement on Form S-3 (“Form S-3”) referenced above.

The Company’s response is numbered to correspond to the Staff’s comments and is being filed in conjunction with Amendment No. 1 to the Form S-3 on Form S-1 (the “Amended S-1”). For your convenience, the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each comment.

Registration Statement on Form S-3

General

Comment No. 1. We note that the registration statement includes the proposed resale of common shares underlying preferred shares and that the preferred shares are to be issued pursuant to an equity line financing arrangement. Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website, provides that, in order for shares to be registered on a resale basis under an equity line financing, the resale registration statement must be on a form that the company is eligible to use for a primary offering. Given that the aggregate market value of your common equity held by non-affiliates does not exceed the $75 million threshold set forth in General Instruction I.B.1 to Form S-3, it does not appear that you are eligible to use Form S-3 for a primary offering. Accordingly, please provide us with an analysis supporting your determination that the offering may be registered on Form S-3 or amend your registration statement as appropriate.

Response No. 1. We acknowledge the Staff’s comment and have filed the amendment to the Form S-3 on the Amended S-1.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (844) 722-6333 or our General Counsel, Henry Nisser at (646) 650-5044.

Very truly yours,

/s/ Stephan Jackman
Stephan Jackman Chief Executive Officer